# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Corebridge Financial, Inc., CIK 0001889539
CUSIP: 21871X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 08/05/2025
Filed by CIK 0000905591
Persons authorized to receive notices and communications: Shinsuke Hashizume, Nippon Life Insurance Company, 3-5-12 Imabashi, Chuo-ku, Osaka, Japan (M0), 541-8501, 1-347-417-1923

## Reporting persons
- Nippon Life Insurance Company (CIK 0000905591): type of reporting person: other (OO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 121,987,902; shared voting power 0; sole dispositive power 121,987,902; shared dispositive power 0; aggregate amount beneficially owned 121,987,902 (22.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Corebridge Financial, Inc.
Address of issuer's principal executive offices: 2919 Allen Parkway, Woodson Tower, Houston, Texas (TX), 77019

## Item 4. Purpose of Transaction
Purpose of transaction: This amendment is being filed solely to report that, as a result of share repurchases by the Issuer as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025, pursuant to the Issuer's share repurchase program authorized by its Board of Directors, the total number of shares of Common Stock held in treasury by the Issuer has increased and the total number of shares of Common Stock issued and outstanding has correspondingly been reduced.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.

The amount of securities beneficially owned includes 121,956,256 shares of Common Stock held of record by the Reporting Person and 31,646 shares of Common Stock held of record by Nissay Asset Management Corporation, a direct wholly owned subsidiary of the Reporting Person, which the Reporting Person may be deemed to beneficially own.

Based on a total of 538,681,830 shares of Common Stock outstanding as of August 1, 2025, as disclosed on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to the Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Nippon Life Insurance Company: /s/ Shinsuke Hashizume, Shinsuke Hashizume, General Manager (08/07/2025)